Exhibit 99.14

IN THE UNITED STATES DISTRICT COURT

FOR THE SOUTHERN DISTRICT OF NEW YORK

TAMMY RAUL,
Civil Action No.
Plaintiff,
v.	COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

JURY TRIAL DEMANDED
MARVELL TECHNOLOGY GROUP LTD., RICK HILL, MATT MURPHY, TUDOR BROWN, BRAD BUSS, DR. EDWARD FRANK, MARACHEL KNIGHT, BETHANY MAYER, MICHAEL STRACHAN, and ROBERT SWITZ,

Defendants.

Plaintiff Tammy Raul (“Plaintiff”) by and through her undersigned attorneys, brings this action on behalf of herself, and alleges the following based upon personal knowledge as to those allegations concerning Plaintiff and, as to all other matters, upon the investigation of counsel, which includes, without limitation: (a) review and analysis of public filings made by Marvell Technology Group Ltd. (“Marvell” or the “Company”) and other related parties and non-parties with the United States Securities and Exchange Commission (“SEC”); (b) review and analysis of press releases and other publications disseminated by certain of the Defendants (defined below) and other related non-parties; (c) review of news articles, shareholder communications, and postings on the Company’s website concerning the Company’s public statements; and (d) review of other publicly available information concerning Marvell and the Defendants.

SUMMARY OF THE ACTION

1.     This is an action brought by Plaintiff against Marvell and the Company’s Board of Directors (the “Board” or the “Individual Defendants”) for their violations of Section 14(a) and 20(a) of the Securities Exchange Act of 1934, 15.U.S.C. §§ 78n(a), 78t(a), and SEC Rule 14a-9, 17 C.F.R. 240.14a-9, in connection with the Company’s proposed acquisition of Inphi Corporation (“Inphi”) (the “Proposed Transaction”).

2.     On October 29, 2020, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Inphi. Pursuant to the terms of the Merger Agreement the Inphi’s stockholders will receive $66.00 in cash as well as 2.323 shares of Maui HoldCo, Inc. (“HoldCo”) common stock for each share of Inphi common stock owned. (the “Merger Consideration”).

3.     On December 22, 2020, in order to convince the Company’s shareholders to vote in favor of the Proposed Transaction, the Board authorized the filing of a materially incomplete and misleading registration statement with the SEC on Form S-4 (the “Registration Statement”), in violation of Sections 14(a) and 20(a) of the Exchange Act.

4.     For these reasons, and as set forth in detail herein, Plaintiff asserts claims against Marvell and the Board for violations of Sections 14(a) and 20(a) of the Exchange Act and Rule 14a-9. Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction unless and until the material information discussed below is disclosed to Marvell shareholders before the vote on the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Defendants’ violations of the Exchange Act.

JURISDICTION AND VENUE

5.     This Court has subject matter jurisdiction over all claims asserted herein pursuant to Section 27 of the Exchange Act, 15 U.S.C § 78aa, and 28 U.S.C. § 1331, as Plaintiff alleges violations of Sections 14(a) and 20(a) of the Exchange Act.

6.     This Court has personal jurisdiction over all of the Defendants because each is either a corporation that conducts business in, solicits shareholders in, and/or maintains operations within, this District, or is an individual who is either present in this District for jurisdictional purposes or has sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

7.     Venue is proper under 28 U.S.C. § 1391 because a substantial portion of the transactions and wrongs complained of herein occurred in this District.

THE PARTIES

8.     Plaintiff is, and has been at all times relevant hereto, the owner of Marvell shares.

9.     Defendant Marvell is a Bermuda exempted company and has its principal executive offices located at Victoria Place, 5th Floor 31 Victoria Street Hamilton HM 10 Bermuda. The Company’s stock trades on the NASDAQ under the symbol “MRVL.”

10.     Defendant Rick Hill (“Hill”) is and has been the Chairman of the Company’s Board at all times during the relevant time period.

11.     Defendant Matt Murphy (“Murphy”) is and has been the President, Chief Executive Officer, and a director of Marvell at all times during the relevant time period.

12.     Defendant Tudor Brown (“Brown”) is and has been a director of Marvell at all times during the relevant time period.

13.     Defendant Brad Buss (“Buss”) is and has been a director of Marvell at all times during the relevant time period.

14.     Defendant Dr. Edward Frank (“Frank”) is and has been a director of Marvell at all times during the relevant time period.

15.     Defendant Marachel Knight (“Knight”) is and has been a director of Marvell at all times during the relevant time period.

16.     Defendant Bethany Mayer (“Mayer”) is and has been a director of Marvell at all times during the relevant time period.

17.     Defendant Michael Strachan (“Strachan”) is and has been a director of Marvell at all times during the relevant time period.

18.     Defendant Robert Switz (“Switz”) is and has been a director of Marvell at all times during the relevant time period.

19.     Defendants Hill, Murphy, Brown, Buss, Frank, Knight, Mayer, Strachan, and Switz, are collectively referred to herein as the “Individual Defendants.”

20.     The Individual Defendants, along with Defendant Marvell, are collectively referred to herein as “Defendants.”

SUBSTANTIVE ALLEGATIONS

Background of the Company

21.     Marvell is a supplier of infrastructure semiconductor solutions, spanning the data center core to network edge. Marvell is a fabless semiconductor supplier of high-performance standard and semi-custom products with core strengths in developing and scaling complex System-on-a-Chip architectures integrating analog, mixed-signal and digital signal processing functionality.

22.     Marvell products address the data infrastructure market with four focus markets: automotive, carrier, data center and enterprise. In addition to selling standard product solutions, where the exact same product is sold to multiple customers, Marvell also offers customized solutions which are tailored to a specific customer’s requirements. Marvell’s current product offerings are primarily in two broad product categories: storage and networking.

The Company Announces the Proposed Transaction

23.     On October 29, 2020, the Company jointly issued a press release announcing the Proposed Transaction. The press release stated in part:

SANTA CLARA, Calif. and SAN JOSE, Calif., Oct. 29, 2020 /PRNewswire/ — Marvell Technology Group Ltd. (NASDAQ: MRVL), a leader in infrastructure semiconductor solutions, and Inphi Corporation (NASDAQ: IPHI), a leader in high-speed data movement, today announced a definitive agreement, unanimously approved by the boards of directors of both companies, under which Marvell will acquire Inphi in a cash and stock transaction. In conjunction with the transaction, Marvell intends to reorganize so that the combined company will be domiciled in the United States, creating a U.S. semiconductor powerhouse with an enterprise value of approximately $40 billion.

Inphi has built a leading high-speed data interconnect platform uniquely suited to meet the insatiable demand for increased bandwidth and low power for the cloud data centers and global networks of the future. Inphi’s high-speed electro-optics portfolio provides the connectivity fabric for cloud data centers and wired and wireless carrier networks, just as Marvell’s copper physical layer portfolio does for enterprise and future in-vehicle networks. Combining Marvell’s storage, networking, processor, and security portfolio, with Inphi’s leading electro-optics interconnect platform, will position the combined company for end-to-end technology leadership in data infrastructure. This highly complementary transaction expands Marvell’s addressable market, strengthens customer base, and accelerates Marvell’s leadership in hyperscale cloud data centers and 5G wireless infrastructure.

Today’s machine learning and other data-driven workloads have expanded beyond the confines of the server and now span the entire cloud data center, making the software-defined data center the new computing paradigm. This trend drives hyper-connectivity within the data center, putting electro-optical interconnects at the heart of the cloud architecture. In addition, the need for bandwidth between data centers continues to grow at astounding rates. Combined with explosive Internet traffic growth and the rollout of new ultra-fast 5G wireless networks, the importance of Inphi’s high-speed data interconnect solutions will only accelerate. The combined company will be uniquely positioned to serve the data-driven world, addressing high growth, attractive end markets – cloud datacenter and 5G. Our combined scale will provide more resources and capabilities to continue to invest and better manage the rapidly ramping process technology costs. The transaction is expected to generate annual run-rate synergies of $125 million to be realized within 18 months after the transaction closes and is expected to become accretive to Marvell’s non-GAAP earnings per share by the end of the first year after the transaction closes.

“Our acquisition of Inphi will fuel Marvell’s leadership in the cloud and extend our 5G position over the next decade,” said Matt Murphy, president and CEO of Marvell. “Inphi’s technologies are at the heart of cloud data center networks and they continue to extend their leadership with innovative new products, including 400G data center interconnect optical modules, which leverage their unique silicon photonics and DSP technologies. We believe that Inphi’s growing presence with cloud customers will also lead to additional opportunities for Marvell’s DPU and ASIC products.”

“Marvell and Inphi share a vision to enable the world’s data infrastructure and we have both transformed our respective businesses to benefit from the strong secular growth expected in the cloud data center and 5G wireless markets,” said Ford Tamer, President and CEO of Inphi. “Combining with Marvell significantly increases our scale, accelerates our access to the next generations of process technology, and opens up new opportunities in 5G connectivity.”

Upon closing, Ford Tamer, Inphi’s President and CEO, will join Marvell’s Board of Directors.

Transaction Structure and Terms

Under the terms of the definitive agreement, the transaction consideration will consist of $66 in cash and 2.323 shares of stock of the combined company for each Inphi share. Upon closing of the transaction, Marvell shareholders will own approximately 83% of the combined company and Inphi stockholders will own approximately 17% of the combined company.

Marvell intends to finance the transaction with cash on hand, and additional financing. Marvell has obtained debt financing commitments from JPMorgan Chase Bank, N.A. The transaction is not subject to any financing condition and is expected to close by the second half of calendar 2021, subject to the approval of Marvell shareholders and Inphi stockholders and the satisfaction of customary closing conditions, including applicable regulatory approvals.

Advisors

J.P. Morgan Securities LLC served as exclusive financial advisor to Marvell and also provided committed financing for the transaction and Hogan Lovells US LLP served as legal advisor. Qatalyst Partners LP served as exclusive financial advisor to Inphi and Pillsbury Winthrop Shaw Pittman LLP served as legal advisor.

FALSE AND MISLEADING STATEMENTS

AND/OR MATERIAL OMISSIONS IN THE REGISTRATION STATEMENT

24.     On December 22, 2020, the Company authorized the filing of the Registration Statement with the SEC. The Registration Statement recommends that the Company’s shareholders vote in favor of the Proposed Transaction.

25.     Defendants were obligated to carefully review the Registration Statement prior to its filing with the SEC and dissemination to the Company’s shareholders to ensure that it did not contain any material misrepresentations or omissions. However, the Registration Statement misrepresents and/or omits material information that is necessary for the Company’s shareholders to make informed decisions regarding whether to vote in favor of the Proposed Transaction, in violation of Sections 14(a) and 20(a) of the Exchange Act.

Material False and Misleading Statements or Material

Misrepresentations or Omissions Regarding the Company’s Financial Projections

26.     The Registration Statement contains projections prepared by the Company’s and Inphi’s management concerning the Proposed Transaction, but fails to provide material information concerning such.

27.     The SEC has repeatedly emphasized that disclosure of non-GAAP projections can be inherently misleading, and has therefore heightened its scrutiny of the use of such projections.1 Indeed, on May 17, 2016, the SEC’s Division of Corporation Finance released new

[1]

See, e.g., Nicolas Grabar and Sandra Flow, Non-GAAP Financial Measures: The SEC’s Evolving Views, Harvard Law School Forum on Corporate Governance and Financial Regulation (June 24, 2016), available at https://corpgov.law.harvard.edu/2016/06/24/non-gaap-financial-measuresthesecs evolving-views/; Gretchen Morgenson, Fantasy Math Is Helping and updated Compliance and Disclosure Interpretations (“C&DIs”) on the use of non-GAAP financial measures that demonstrate the SEC’s tightening policy.2 One of the new C&DIs regarding forward-looking information, such as financial projections, explicitly requires companies to provide any reconciling metrics that are available without unreasonable efforts.

28.     In order to make management’s projections included in the Registration Statement materially complete and not misleading, Defendants must provide a reconciliation table of the non-GAAP measures to the most comparable GAAP measures.

29.     Specifically, with respect to the Company’s projections, the Company must disclose the line item projections for the financial metrics that were used to calculate the non-GAAP measures, including: (i) EBITDA; (ii) Unlevered Free Cash Flow including SBC; (iii) Unlevered Free Cash Flow excluding SBC; and (iv) Non-GAAP Operating Income.

30.     With respect to Inphi’s projections, the Company must disclose the line item projections for the financial metrics that were used to calculate the non-GAAP measures, including: (i) EBITDA; (ii) Unlevered Free Cash Flow including SBC; (iii) Unlevered Free Cash Flow excluding SBC; and (iv) Non-GAAP Operating Income.

31.     With respect to the pro forma company projections, the Company must disclose the line item projections for the financial metrics that were used to calculate the non-GAAP measures, including Non-GAAP Operating income including Synergies.

Companies Spin Losses Into Profits, N.Y. Times, Apr. 22, 2016, available at http://www.nytimes.com/2016/04/24/business/fantasy-mathis-helping-companies-spin-ossesinto- profits.html?_r=0.
[2]

Non-GAAP Financial Measures, Compliance & Disclosure Interpretations, U.S. SECURITIES AND EXCHANGE COMMISSION (May 17, 2017), available at https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

32.     Disclosure of the above information is vital to provide investors with the complete mix of information necessary to make an informed decision when voting on the Proposed Transaction. Specifically, the above information would provide shareholders with a better understanding of the analyses performed by the Company’s financial advisor in support of its opinion.

Material False and Misleading Statements or Material

Misrepresentations or Omissions Regarding Qatalyst’s Financial Opinion

33.     The Registration Statement contains the financial analyses and opinion of Qatalyst Partners LP (“Qatalyst”) concerning the Proposed Transaction, but fails to provide material information concerning such.

34.     With respect to Qatalyst’s Illustrative Discounted Cash Flow Analysis – Standalone Company, the Registration Statement fails to disclose: (i) the inputs and assumptions underlying Qatalyst’s use of the discount rates ranging from 8.0% to 11.5%; (ii) the terminal values of Inphi; (iii) the basis for Qatalyst’s use of a range of multiples of fully-diluted enterprise value to next-twelvemonths NOPAT of 20.0x to 35.0x; and (iv) the number of fully-diluted Inphi shares.

35.     With respect to Qatalyst’s Illustrative Discounted Cash Flow Analysis – Pro Forma Combined Company, the Registration Statement fails to disclose: (i) the inputs and assumptions underlying Qatalyst’s use of the discount rates ranging from 8.0% to 10.0%; (ii) the terminal values of HoldCo; (iii) the basis for Qatalyst’s use of a range of multiples of fully-diluted enterprise value to next-twelve-months NOPAT of 20.0x to 35.0x; and (iv) the number of fully-diluted HoldCo shares.

36.     When a banker’s endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed. Moreover, the disclosure of projected financial information is material because it provides shareholders with a basis to project the future financial performance of a company and allows shareholders to better understand the financial analyses performed by the Company’s financial advisor in support of its fairness opinion.

37.     Without the above described information, the Company’s shareholders are unable to cast a fully informed vote on the Proposed Transactions. Accordingly, in order to provide shareholders with a complete mix of information, the omitted information described above should be disclosed.

COUNT I

(Against All Defendants for Violations of Section 14(a)

of the Exchange Act and Rule 14a-9 Promulgated Thereunder)

38.     Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

39.     Section 14(a)(1) of the Exchange Act makes it “unlawful for any person, by the use of the mails or by any means or instrumentality of interstate commerce or of any facility of a national securities exchange or otherwise, in contravention of such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors, to solicit or to permit the use of his name to solicit any proxy or consent or authorization in respect of any security (other than an exempted security) registered pursuant to section 78l of this title.” 15 U.S.C. § 78n(a)(1).

40.     Rule 14a-9, promulgated by the SEC pursuant to Section 14(a) of the Exchange Act, provides that communications with stockholders in a recommendation statement shall not contain “any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading.” 17 C.F.R. § 240.14a-9.

41.     Defendants have issued the Registration Statement with the intention of soliciting shareholders support for the Proposed Transaction. Each of the Defendants reviewed and authorized the dissemination of the Registration Statement, which fails to provide critical information regarding, among other things, the financial projections for the Company.

42.     In so doing, Defendants made untrue statements of fact and/or omitted material facts necessary to make the statements made not misleading. Each of the Defendants, by virtue of their roles as officers and/or directors, were aware of the omitted information but failed to disclose such information, in violation of Section 14(a). The Defendants were therefore negligent, as they had reasonable grounds to believe material facts existed that were misstated or omitted from the Registration Statement, but nonetheless failed to obtain and disclose such information to shareholders although they could have done so without extraordinary effort.

43.     The Defendants knew or were negligent in not knowing that the Registration Statement is materially misleading and omits material facts that are necessary to render it not misleading. The Defendants undoubtedly reviewed and relied upon the omitted information identified above in connection with their decision to approve and recommend the Proposed Transaction.

44.     The Defendants knew or were negligent in not knowing that the material information identified above has been omitted from the Registration Statement, rendering the sections of the Registration Statement identified above to be materially incomplete and misleading. Indeed, the Defendants were required to be particularly attentive to the procedures followed in preparing the Registration Statement and review it carefully before it was disseminated, to corroborate that there are no material misstatements or omissions.

45.     The Defendants were, at the very least, negligent in preparing and reviewing the Registration Statement. The preparation of a Registration Statement by corporate insiders containing materially false or misleading statements or omitting a material fact constitutes negligence. The Defendants were negligent in choosing to omit material information from the Registration Statement or failing to notice the material omissions in the Registration Statement upon reviewing it, which they were required to do carefully as the Company’s directors. Indeed, the Defendants were intricately involved in the process leading up to the signing of the Merger Agreement and the preparation of the Company’s financial projections.

46.     The misrepresentations and omissions in the Registration Statement are material to Plaintiff, who will be deprived of his right to cast an informed vote if such misrepresentations and omissions are not corrected prior to the vote on the Proposed Transaction.

47. Plaintiff has no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

COUNT II

(Against the Individual Defendants for

Violations of Section 20(a) of the Exchange Act)

48.     Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

49.     The Individual Defendants acted as controlling persons of Marvell within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers and/or directors of Marvell, and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the incomplete and misleading statements contained in the Registration Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that Plaintiff contends are materially incomplete and misleading.

50.     Each of the Individual Defendants was provided with, or had unlimited access to, copies of the Registration Statement and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

51.     In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the Exchange Act violations alleged herein, and exercised the same. The Registration Statement at issue contains the unanimous recommendation of each of the Individual Defendants to approve the Proposed Transaction. They were thus directly involved in preparing this document.

52.     In addition, as set forth in the Registration Statement sets forth at length and described herein, the Individual Defendants were involved in negotiating, reviewing, and approving the Merger Agreement. The Registration Statement purports to describe the various issues and information that the Individual Defendants reviewed and considered. The Individual Defendants participated in drafting and/or gave their input on the content of those descriptions.

53.     By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

54.     As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(a) and Rule 14a-9 by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Individual Defendants’ conduct, Plaintiff will be irreparably harmed.

55.     Plaintiff has no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment and relief as follows:

A.     Preliminarily and permanently enjoining Defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

B.     Directing the Individual Defendants to disseminate an Amendment to the Registration Statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading;

C.     Directing Defendants to account to Plaintiff for all damages sustained because of the wrongs complained of herein;

D.     Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiff’s attorneys’ and experts’ fees; and

E.     Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury on all issues so triable.

Dated: January 8, 2021	Respectfully submitted,

By:	/s/ Joshua M. Lifshitz
Joshua M. Lifshitz
Email: jml@jlclasslaw.com
LIFSHITZ LAW FIRM, P.C.
821 Franklin Avenue, Suite 209
Garden City, New York 11530
Telephone: (516) 493-9780
Facsimile: (516) 280-7376

Attorneys for Plaintiff